Camden National Corporation Reports A 14% Increase
In Second Quarter 2015 Net Income

CAMDEN, Maine, July 28, 2015/PRNewswire/--Camden National Corporation (NASDAQ: CAC; “Camden National” or the “Company”), a $2.8 billion bank holding company headquartered in Camden, Maine, reported net income for the second quarter of 2015 of $7.2 million and diluted earnings per share ("EPS") of $0.96, representing an increase of 14% and $0.11 per share compared to the same period of 2014 and an increase of 28% and $0.21 per share compared to prior quarter. Net income and diluted EPS for the six months ended June 30, 2015 were $12.8 million and $1.71 per share, respectively, representing an increase of 6% and $0.11 per share compared to the same period of 2014.

The Company reported core operating earnings1 and core diluted EPS1, which excludes the impact of one-time merger and acquisition costs and investment security gains, for the second quarter of 2015 of $7.3 million and $0.97 per share, respectively, representing an increase of 19% and $0.14 per share over the second quarter of 2014 and an increase of 17% and $0.13 per share over prior quarter.

“The strength of Camden National's earnings capacity has been highlighted this year as we've demonstrated our ability to generate significant core earnings while at the same time absorbing the work and costs associated with a merger," said Gregory A. Dufour, president and chief executive officer of the Company. "We’ve seen strong growth and continued positive momentum across our key financial metrics, including year-to-date core operating earnings of $13.6 million and core diluted EPS of $1.81 per share — up 16% compared to the same period a year ago — an improving efficiency ratio reaching 60.24%, and a higher core return on average equity1 and average assets1 reaching 10.90% and 0.98%, respectively."

Dufour added, "On July 22, 2015, the shareholders of both Camden National and SBM Financial, Inc. approved the merger of Camden National Bank and SBM Financial, Inc.'s wholly-owned subsidiary, The Bank of Maine. I am also pleased to highlight that we recently received regulatory approval of the merger. The companies will operate under the Camden National name and brand, and combined will create Maine's largest community bank, providing customers with distinctive products, services and people across Maine at one of our 64 branches, over 85 ATMs, and through our online and mobile platforms. We will also have three specialized lending locations, as well as brokerage and wealth management services."

Second Quarter 2015 Financial Highlights

•	Core operating earnings increased $1.2 million, or 19%, over the second quarter of 2014 and $1.0 million, or 17%, over the first quarter of 2015.

•	Core diluted EPS increased $0.14 per share, or 17%, over the second quarter of 2014 and $0.13 per share, or 15%, over the first quarter of 2015.

•	Net interest income on a fully-taxable basis increased $1.6 million, or 8%, over the second quarter of 2014 and $1.3 million, or 6%, over the first quarter of 2015.

•	Asset quality continues to improve as non-performing assets to total assets fell 8 basis points since prior quarter and 23 basis points since year-end to 0.59%.

•	Regulatory and shareholder approval received for the merger of SBM Financial, Inc. ("SBM") into Camden National and The Bank of Maine into Camden National Bank.

Balance Sheet

Total assets at June 30, 2015 were $2.8 billion, representing an increase of $48.1 million, or 2%, since year-end. The growth in total assets was driven by an increase in our loan portfolio of $35.8 million and investments portfolio of $19.4 million. At June 30, 2015, loan balances, including loans held for sale, totaled $1.8 billion. The commercial
_____________________________________________________________________________________________
1 This is a non-GAAP measure. Please refer to the "Reconciliation of non-GAAP to GAAP Financial Measures" for further details.

portfolio has increased $24.1 million since year-end, primarily driven by growth in commercial real estate of $19.5 million. The retail portfolio has grown $11.7 million since year-end with home equity loans accounting for $9.3 million of this growth, which was primarily due to a recent marketing promotion.

Total deposits at June 30, 2015 were $2.0 billion, representing an increase of $49.0 million, or 3%, since year-end. Core deposits (demand, interest checking, savings, and money market) have increased $27.5 million since year-end due to the seasonality of deposit flows within our markets during the summer months — highlighted by core deposit growth of $34.8 million in the second quarter of 2015. Brokered deposits increased $28.3 million since year-end.

Second Quarter 2015 Core Operating Results

Core operating earnings for the second quarter of 2015 totaled $7.3 million, representing an increase of $1.2 million, or 19%, compared to the same period of 2014 and an increase of $1.0 million, or 17%, compared to prior quarter. The primary factors driving the increase in core operating earnings were:

•
Net interest income on a fully-taxable basis increased $1.6 million to $21.0 million compared to the second quarter of 2014 and $1.3 million compared to the first quarter of 2015. For each respective period, average interest-earning assets increased $119.6 million and $32.6 million contributing to the increase in net interest income on a fully-taxable basis. Additionally, in the second quarter of 2015, the Company received a full pay-off for one significant commercial real estate loan that was on non-accrual status. The Company recognized $734,000 of interest income in the second quarter of 2015 related to this loan, increasing the second quarter 2015 yield on average interest-earnings assets and net interest margin 11 basis points.

•
Provision for credit losses of $254,000 for the second quarter of 2015 was $389,000 lower than second quarter of 2014 and $192,000 lower than prior quarter. The decrease in the provision is reflective of the resolution of problem loans over recent years with non-accrual loans down 48% compared to a year ago. Net charge-offs to average loans (annualized) for the second quarter of 2015 was 0.07%, representing a 3 basis point improvement over the same period of 2014 and remained flat compared to prior quarter. Loans 30-89 days past due to total loans at June 30, 2015 was 0.19%. This is a decrease of 4 basis points compared to a year ago and a 4 basis points increase compared to prior quarter.

•
Non-interest income, excluding gains on the sale of investment securities, increased $86,000 to $6.3 million compared to the second quarter of 2014 and $163,000 compared to prior quarter. The primary factors attributable to the increases include (i) higher mortgage banking income from the increase in sales of residential mortgages to the secondary market, and (ii) higher life insurance earnings due to the additional $10 million investment made in the third quarter of 2014. Partially offsetting these increases were gains on the sale of loan swaps of $196,000 and $219,000 in the second quarter of 2014 and the first quarter of 2015, respectively, which did not occur in the second quarter of 2015.

•
Non-interest expense, excluding non-recurring costs associated with the merger, increased 2% to $16.0 million compared to the second quarter of 2014 and decreased $37,000 compared to prior quarter. The increase compared to the same quarter of 2014 is primarily the result of (i) an increase in salaries and employee benefits of 2% due to normal merit increases and (ii) an increase in systems and data processing costs of $159,000 driven by internal systems and software upgrades to enhance the functionality and experience for our customers and employees, as well as ATM upgrades at certain locations. The increase was partially offset by lower consulting costs of $109,000.

Dividends and Capital

The board of directors approved a dividend of $0.30 per share, payable on July 31, 2015, to shareholders of record as of July 15, 2015. This distribution represents an annualized dividend yield of 3.10%, based on the June 30, 2015 closing price of Camden National's common stock at $38.70 per share as reported by NASDAQ.

The Company's total risk-based capital ratio, Tier I risk-based capital ratio, common equity Tier I risk-based capital ratio, and Tier I leverage capital ratio was 14.78%, 13.66%, 11.40%, and 9.39%, respectively, at June 30, 2015. Camden National and Camden National Bank exceeded the minimum total, Tier I, and common equity Tier I risk-based capital ratios of 10%, 8%, and 6.5%, respectively, and the minimum Tier I leverage capital ratio of 5% required by the Federal Reserve for an institution to be considered “well capitalized” under Basel III capital requirements.

The Merger of Camden National and SBM Financial, Inc.

As previously announced, on July 22, 2015, Camden National and SBM each held a special shareholder meeting to vote on the planned merger of SBM into Camden National and The Bank of Maine, SBM’s wholly-owned subsidiary, into Camden National Bank. The shareholders of both Camden National and SBM approved the merger at the special shareholder meeting. Also, Camden National, Camden National Bank, SBM, and The Bank of Maine all received regulatory approval of the merger. The anticipated closing date for the merger is October 16, 2015.

About Camden National Corporation

Camden National Corporation is the holding company employing more than 480 Maine residents for two financial services companies including Camden National Bank and the wealth management company, Acadia Trust, N.A. Camden National Bank is a full-service community bank with a network of 44 banking offices throughout Maine and a commercial loan office in Manchester, New Hampshire. Acadia Trust offers investment management and fiduciary services with offices in Portland, Bangor and Ellsworth. Located at Camden National Bank, Camden Financial Consultants offers full-service brokerage and insurance services. Learn more at www.CamdenNational.com. Member FDIC.

Forward-Looking Statements

Certain statements contained in this press release that are not statements of historical fact constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including certain plans, expectations, goals, projections and other statements, which are subject to numerous risks, assumptions and uncertainties. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. They often include words like “believe,” “expect,” “anticipate,” “estimate,” and “intend” or future or conditional verbs such as “will,” “would,” “should,” “could” or “may.” Certain factors that could cause actual results to differ materially from expected results include delays in completing the proposed merger, difficulties in achieving cost savings from the proposed merger or in achieving such cost savings within the expected time frame, difficulties in integrating Camden National and SBM, increased competitive pressures, changes in the interest rate environment, changes in general economic conditions, legislative and regulatory changes that adversely affect the business in which Camden National and SBM are engaged, changes in the securities markets and other risks and uncertainties disclosed from time to time in in Camden National’s Annual Report on Form 10-K for the year ended December 31, 2014, as updated by other filings with the Securities and Exchange Commission ("SEC"). Camden National does not have any obligation to update forward-looking statements.

Use of Non-GAAP Financial Measures

In addition to evaluating the Company's results of operations in accordance with accounting principles generally accepted in the United States ("GAAP"), management supplements this evaluation with certain non-GAAP financial measures, such as the efficiency, tangible assets and equity, and core return ratios, core operating earnings, core basic and diluted EPS, tangible book value per share, and tax-equivalent net interest income. Management believes these non-GAAP financial measures help investors in understanding the Company's operating performance and trends and allow for better performance comparisons to other banks. In addition, these non-GAAP financial measures remove the impact of unusual items that may obscure trends in the Company's underlying performance. These disclosures should not be viewed as a substitute for GAAP operating results, nor are they necessarily comparable to non-GAAP performance measures that may be presented by other financial institutions. Reconciliation to the comparable GAAP financial measure can be found in this document or the Form 8-K related to this document, all of which can be found on Camden National's website at www.CamdenNational.com.

Annualized Data

Certain returns, yields, and performance ratios, are presented on an “annualized” basis. This is done for analytical and decision-making purposes to better discern underlying performance trends when compared to full year or year-over-year amounts.

Additional Information and Where to Find It

In connection with the proposed merger, Camden National has filed with the SEC a Registration Statement on Form S-4 that includes a Proxy Statement of SBM and Camden National and a Prospectus of Camden National, as well as other relevant documents concerning the proposed merger. Investors and shareholders are urged to read the Registration Statement and the Proxy Statement/Prospectus regarding the proposed merger and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. A free copy of the Registration Statement and Proxy Statement/Prospectus, as well as other filings containing information about Camden National and The Bank of Maine, when they become available, may be obtained at the SEC’s Internet site (www.sec.gov). Copies of the Registration Statement and Proxy Statement/Prospectus and the filings incorporated by reference therein may also be obtained, free of charge, from Camden National’s website at www.CamdenNational.com or by contacting Camden National Investor Relations at (207) 236-8821 or by contacting SBM Investor Relations at (207) 518-5607.

Selected Financial Data (unaudited)

	At or For The Three Months Ended			At or For The Six Months Ended
In thousands, except number of shares and per share data	June 30, 2015	March 31, 2015	June 30, 2014	June 30, 2015	June 30, 2014
Financial Condition Data
Investments	$822,991	$813,565	$802,644	$822,991	$802,644
Loans and loans held for sale	1,808,433	1,791,705	1,696,765	1,808,433	1,696,765
Allowance for loan losses	(21,194)	(21,265)	(21,905)	(21,194)	(21,905)
Total assets	2,837,921	2,811,204	2,691,706	2,837,921	2,691,706
Deposits	1,981,131	1,966,174	1,857,462	1,981,131	1,857,462
Borrowings	564,097	547,600	564,900	564,097	564,900
Shareholders' equity	254,540	251,799	237,720	254,540	237,720
Operating Data
Net interest income	$20,635	$19,434	$19,243	$40,069	$37,651
Provision for credit losses	254	446	643	700	1,136
Non-interest income	6,310	6,147	6,509	12,457	12,196
Non-interest expense	16,157	16,801	15,792	32,958	30,917
Income before income taxes	10,534	8,334	9,317	18,868	17,794
Income tax expense	3,341	2,723	3,001	6,064	5,763
Net income	$7,193	$5,611	$6,316	$12,804	$12,031
Core operating earnings(1)	$7,308	$6,264	$6,131	$13,572	$11,738
Key Ratios
Return on average assets	1.02%	0.82%	0.95%	0.92%	0.92%
Core return on average assets(1)	1.04%	0.91%	0.92%	0.98%	0.90%
Return on average equity	11.35%	9.19%	10.92%	10.29%	10.45%
Core return on average equity(1)	11.53%	10.25%	10.60%	10.90%	10.19%
Core return on average tangible equity (non-GAAP)(1)	14.56%	13.10%	13.84%	13.84%	13.33%
Tangible equity to tangible assets (non-GAAP)(1)	7.42%	7.38%	7.15%	7.42%	7.15%
Efficiency ratio (non-GAAP)(1)	58.60%	61.97%	61.49%	60.24%	62.07%
Yield on average interest-earning assets	3.67%	3.54%	3.60%	3.61%	3.59%
Average cost of funds	0.48%	0.49%	0.50%	0.48%	0.51%
Net interest margin	3.21%	3.07%	3.11%	3.14%	3.09%
Non-performing loans to total loans	0.89%	0.98%	1.54%	0.89%	1.54%
Non-performing assets to total assets	0.59%	0.67%	1.05%	0.59%	1.05%
Annualized charge-offs to average loans	0.07%	0.07%	0.10%	0.07%	0.10%
Tier I leverage capital ratio(2)	9.39%	9.30%	9.09%	9.39%	9.09%
Common Equity Tier I risk-based capital ratio(2)	11.40%	11.35%	—	11.40%	—
Tier I risk-based capital ratio(2)	13.66%	13.65%	14.07%	13.66%	14.07%
Total risk-based capital ratio(2)	14.78%	14.79%	15.31%	14.78%	15.31%
Per Share Data
Basic earnings per share	$0.97	$0.75	$0.85	$1.72	$1.60
Core basic earnings per share(1)	$0.98	$0.84	$0.83	$1.82	$1.56
Diluted earnings per share	$0.96	$0.75	$0.85	$1.71	$1.60
Core diluted earnings per share(1)	$0.97	$0.84	$0.83	$1.81	$1.56
Cash dividends declared per share(1)	$0.30	$0.30	$0.27	$0.60	$0.54
Book value per share	$34.17	$33.85	$32.03	$34.17	$32.03
Tangible book value per share(1)	$27.78	$27.41	$25.46	$27.78	$25.46
Weighted average number of common shares outstanding	7,446,156	7,431,065	7,430,709	7,438,626	7,479,461
Diluted weighted average number of common shares outstanding	7,467,365	7,453,875	7,450,639	7,459,464	7,500,318
(1) Please see "Reconciliation of non-GAAP to GAAP Financial Measures."
(2) Starting March 31, 2015 reported regulatory capital ratios reflect Basel III regulatory capital rule and framework.

Consolidated Statements of Condition Data

(In thousands, except number of shares)	June 30, 2015 (unaudited)	December 31, 2014
ASSETS
Cash and due from banks	$55,495	$60,813
Securities:
Available-for-sale securities, at fair value	742,356	763,063
Held-to-maturity securities, at amortized cost	60,234	20,179
Federal Home Loan Bank and Federal Reserve Bank stock, at cost	20,401	20,391
Total securities	822,991	803,633
Loans held for sale	1,426	—
Loans	1,807,007	1,772,610
Less: allowance for loan losses	(21,194)	(21,116)
Net loans	1,785,813	1,751,494
Bank-owned life insurance	58,624	57,800
Goodwill and other intangible assets	47,596	48,171
Premises and equipment, net	23,615	23,886
Deferred tax assets	13,682	14,434
Interest receivable	6,752	6,017
Other real estate owned	651	1,587
Other assets	21,276	22,018
Total assets	$2,837,921	$2,789,853
LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities
Deposits:
Demand	$279,146	$263,013
Interest checking	501,980	480,521
Savings and money market	643,658	653,708
Certificates of deposit	310,301	317,123
Brokered deposits	246,046	217,732
Total deposits	1,981,131	1,932,097
Federal Home Loan Bank advances	56,001	56,039
Other borrowed funds	464,021	476,939
Junior subordinated debentures	44,075	44,024
Accrued interest and other liabilities	38,153	35,645
Total liabilities	2,583,381	2,544,744
Shareholders’ Equity
Common stock, no par value; authorized 20,000,000 shares, issued and outstanding 7,449,645 and 7,426,222 shares as of June 30, 2015 and December 31, 2014, respectively	41,919	41,555
Retained earnings	220,309	211,979
Accumulated other comprehensive loss:
Net unrealized losses on available-for-sale securities, net of tax	(181)	(319)
Net unrealized losses on derivative instruments, net of tax	(5,421)	(5,943)
Net unrecognized losses on postretirement plans, net of tax	(2,086)	(2,163)
Total accumulated other comprehensive loss	(7,688)	(8,425)
Total shareholders’ equity	254,540	245,109
Total liabilities and shareholders’ equity	$2,837,921	$2,789,853

Consolidated Statements of Income Data (unaudited)

	For The Three Months Ended June 30,
(In thousands, except per share data)	2015	2014
Interest Income
Interest and fees on loans	$19,342	$17,757
Interest on U.S. government and sponsored enterprise obligations	3,717	4,124
Interest on state and political subdivision obligations	493	314
Interest on federal funds sold and other investments	105	89
Total interest income	23,657	22,284
Interest Expense
Interest on deposits	1,544	1,565
Interest on borrowings	847	845
Interest on junior subordinated debentures	631	631
Total interest expense	3,022	3,041
Net interest income	20,635	19,243
Provision for credit losses	254	643
Net interest income after provision for credit losses	20,381	18,600
Non-Interest Income
Service charges on deposit accounts	1,593	1,620
Other service charges and fees	1,584	1,543
Income from fiduciary services	1,328	1,349
Brokerage and insurance commissions	502	459
Bank-owned life insurance	402	292
Mortgage banking income, net	346	70
Net gain on sale of securities	—	285
Other income	555	891
Total non-interest income	6,310	6,509
Non-Interest Expense
Salaries and employee benefits	8,484	8,301
Furniture, equipment and data processing	1,902	1,743
Net occupancy costs	1,239	1,270
Consulting and professional fees	673	782
Regulatory assessments	511	485
Other real estate owned and collection costs	449	515
Amortization of intangible assets	287	287
Merger and acquisition costs	128	—
Other expenses	2,484	2,409
Total non-interest expense	16,157	15,792
Income before income taxes	10,534	9,317
Income Taxes	3,341	3,001
Net Income	$7,193	$6,316
Per Share Data
Basic earnings per share	$0.97	$0.85
Diluted earnings per share	$0.96	$0.85

Consolidated Statements of Income Data (unaudited)

	For The Six Months Ended June 30,
(In thousands, except per share data)	2015	2014
Interest Income
Interest and fees on loans	$37,426	$34,537
Interest on U.S. government and sponsored enterprise obligations	7,589	8,354
Interest on state and political subdivision obligations	880	608
Interest on federal funds sold and other investments	210	176
Total interest income	46,105	43,675
Interest Expense
Interest on deposits	3,073	3,116
Interest on borrowings	1,707	1,652
Interest on junior subordinated debentures	1,256	1,256
Total interest expense	6,036	6,024
Net interest income	40,069	37,651
Provision for credit losses	700	1,136
Net interest income after provision for credit losses	39,369	36,515
Non-Interest Income
Service charges on deposit accounts	3,080	3,089
Other service charges and fees	3,094	2,938
Income from fiduciary services	2,548	2,533
Brokerage and insurance commissions	951	937
Bank-owned life insurance	824	598
Mortgage banking income, net	585	142
Net gain on sale of securities	—	451
Other income	1,375	1,508
Total non-interest income	12,457	12,196
Non-Interest Expense
Salaries and employee benefits	16,859	16,281
Furniture, equipment and data processing	3,825	3,532
Net occupancy costs	2,711	2,650
Consulting and professional fees	1,264	1,300
Regulatory assessments	1,021	966
Other real estate owned and collection costs	1,011	1,028
Amortization of intangible assets	574	574
Merger and acquisition costs	863	—
Other expenses	4,830	4,586
Total non-interest expense	32,958	30,917
Income before income taxes	18,868	17,794
Income Taxes	6,064	5,763
Net Income	$12,804	$12,031
Per Share Data
Basic earnings per share	$1.72	$1.60
Diluted earnings per share	$1.71	$1.60

Quarterly Average Balance, Interest and Yield/Rate Analysis (unaudited)

	At or for the Three Months Ended			At or for the Three Months Ended
	June 30, 2015			June 30, 2014
(In thousands)	Average Balance	Interest	Yield/Rate	Average Balance	Interest	Yield/Rate
Assets
Interest-earning assets:
Securities - taxable	$739,404	$3,821	2.07%	$777,935	$4,212	2.17%
Securities - nontaxable(1)	68,699	759	4.42%	37,386	484	5.17%
Loans(2):
Residential real estate	584,740	6,057	4.14%	566,070	6,017	4.25%
Commercial real estate(3)	658,727	8,034	4.82%	591,276	6,816	4.56%
Commercial	249,807	2,408	3.82%	214,559	2,045	3.77%
Municipal(1)	13,929	118	3.41%	14,724	127	3.45%
Consumer	295,150	2,870	3.90%	288,897	2,797	3.88%
Total loans	1,802,353	19,487	4.30%	1,675,526	17,802	4.23%
Total interest-earning assets	2,610,456	24,067	3.67%	2,490,847	22,498	3.60%
Cash and due from banks	46,691			42,360
Other assets	179,212			167,883
Less: allowance for loan losses	(21,403)			(21,892)
Total assets	$2,814,956			$2,679,198
Liabilities & Shareholders' Equity
Deposits:
Demand	$257,862	$—	—	$227,599	$—	—
Interest checking	496,254	102	0.08%	465,565	80	0.07%
Savings	270,559	40	0.06%	245,034	35	0.06%
Money market	375,194	295	0.32%	423,687	315	0.30%
Certificates of deposit	312,186	716	0.92%	332,686	774	0.93%
Total deposits	1,712,055	1,153	0.27%	1,694,571	1,204	0.28%
Borrowings:
Brokered deposits	250,484	391	0.63%	144,792	361	1.00%
Junior subordinated debentures	44,063	631	5.75%	43,960	631	5.76%
Other borrowings	517,563	847	0.66%	535,834	845	0.63%
Total borrowings	812,110	1,869	0.92%	724,586	1,837	1.02%
Total funding liabilities	2,524,165	3,022	0.48%	2,419,157	3,041	0.50%
Other liabilities	36,536			28,092
Shareholders' equity	254,255			231,949
Total liabilities & shareholders' equity	$2,814,956			$2,679,198
Net interest income (fully-taxable equivalent)		21,045			19,457
Less: fully-taxable equivalent adjustment		(410)			(214)
Net interest income		$20,635			$19,243
Net interest rate spread (fully-taxable equivalent)			3.19%			3.10%
Net interest margin (fully-taxable equivalent)			3.21%			3.11%

(1) Reported on tax-equivalent basis calculated using a tax rate of 35.0%, including certain commercial loans.
(2) Non-accrual loans and loans held for sale are included in total average loans.
(3) Includes $734,000 of income recognized in the second quarter of 2015 upon payoff of one loan that was on non-accrual status.

Year-To-Date Average Balance, Interest and Yield/Rate Analysis (unaudited)

	At or for the Six Months Ended			At or for the Six Months Ended
	June 30, 2015			June 30, 2014
(In thousands)	Average Balance	Interest	Yield/Rate	Average Balance	Interest	Yield/Rate
Assets
Interest-earning assets:
Securities - taxable	$742,444	$7,799	2.10%	$785,772	$8,530	2.17%
Securities - nontaxable(1)	59,947	1,354	4.52%	35,060	935	5.33%
Loans(2):
Residential real estate	585,158	12,068	4.12%	567,132	11,981	4.23%
Commercial real estate(3)	655,765	14,992	4.55%	572,478	13,098	4.55%
Commercial	246,456	4,773	3.85%	192,475	3,736	3.86%
Municipal(1)	12,250	219	3.60%	12,822	240	3.78%
Consumer	292,241	5,656	3.90%	288,812	5,566	3.89%
Total loans	1,791,870	37,708	4.20%	1,633,719	34,621	4.23%
Total interest-earning assets	2,594,261	46,861	3.61%	2,454,551	44,086	3.59%
Cash and due from banks	46,832			41,933
Other assets	180,062			168,065
Less: allowance for loan losses	(21,316)			(21,749)
Total assets	$2,799,839			$2,642,800
Liabilities & Shareholders' Equity
Deposits:
Demand	$257,513	$—	—	$227,513	$—	—
Interest checking	488,460	187	0.08%	463,566	158	0.07%
Savings	268,308	78	0.06%	244,749	68	0.06%
Money market	382,839	586	0.31%	422,652	621	0.30%
Certificates of deposit	312,848	1,437	0.93%	335,433	1,576	0.95%
Total deposits	1,709,968	2,288	0.27%	1,693,913	2,423	0.29%
Borrowings:
Brokered deposits	238,128	785	0.66%	124,134	693	1.13%
Junior subordinated debentures	44,050	1,256	5.75%	43,948	1,256	5.76%
Other borrowings	519,823	1,707	0.66%	520,016	1,652	0.64%
Total borrowings	802,001	3,748	0.94%	688,098	3,601	1.06%
Total funding liabilities	2,511,969	6,036	0.48%	2,382,011	6,024	0.51%
Other liabilities	36,859			28,546
Shareholders' equity	251,011			232,243
Total liabilities & shareholders' equity	$2,799,839			$2,642,800
Net interest income (fully-taxable equivalent)		40,825			38,062
Less: fully-taxable equivalent adjustment		(756)			(411)
Net interest income		$40,069			$37,651
Net interest rate spread (fully-taxable equivalent)			3.13%			3.08%
Net interest margin (fully-taxable equivalent)			3.14%			3.09%

(1) Reported on tax-equivalent basis calculated using a tax rate of 35.0%, including certain commercial loans.
(2) Non-accrual loans and loans held for sale are included in total average loans.
(3) Includes $734,000 of income recognized in the second quarter of 2015 upon payoff of one loan that was on non-accrual status.

Asset Quality Data (unaudited)
(In thousands)	At or For The Six Months Ended June 30, 2015	At or For The Three Months Ended March 31, 2015	At or For The Twelve Months Ended December 31, 2014	At or For The Nine Months Ended September 30, 2014	At or For The Six Months Ended June 30, 2014
Non-accrual loans:
Residential real estate	$4,498	$5,630	$6,056	$7,098	$7,887
Commercial real estate	2,813	4,083	7,043	5,707	6,282
Commercial	1,425	1,442	1,529	3,051	3,840
Consumer	1,957	1,942	2,011	2,169	2,575
Total non-accrual loans	10,693	13,097	16,639	18,025	20,584
Loans 90 days past due and accruing	—	—	—	—	109
Renegotiated loans not included above	5,313	4,433	4,539	5,198	5,379
Total non-performing loans	16,006	17,530	21,178	23,223	26,072
Other real estate owned:
Residential real estate	300	533	575	554	912
Commercial real estate	351	848	1,012	1,012	1,305
Total other real estate owned	651	1,381	1,587	1,566	2,217
Total non-performing assets	$16,657	$18,911	$22,765	$24,789	$28,289
Loans 30-89 days past due:
Residential real estate	$1,287	$798	$1,303	$880	$1,800
Commercial real estate	586	959	381	1,675	1,151
Commercial	718	144	656	2,027	466
Consumer	897	707	891	2,015	569
Total loans 30-89 days past due	$3,488	$2,608	$3,231	$6,597	$3,986
Allowance for loan losses at the beginning of the period	$21,116	$21,116	$21,590	$21,590	$21,590
Provision for loan losses	691	440	2,224	1,675	1,141
Charge-offs:
Residential real estate	292	113	785	370	361
Commercial real estate	103	55	361	276	176
Commercial	243	159	1,544	1,201	526
Consumer	260	97	754	371	146
Total charge-offs	898	424	3,444	2,218	1,209
Total recoveries	285	133	746	538	383
Net charge-offs	613	291	2,698	1,680	826
Allowance for loan losses at the end of the period	$21,194	$21,265	$21,116	$21,585	$21,905
Components of allowance for credit losses:
Allowance for loan losses	$21,194	$21,265	$21,116	$21,585	$21,905
Liability for unfunded credit commitments	26	23	17	21	16
Balance of allowance for credit losses	$21,220	$21,288	$21,133	$21,606	$21,921
Ratios:
Non-performing loans to total loans	0.89%	0.98%	1.19%	1.35%	1.54%
Non-performing assets to total assets	0.59%	0.67%	0.82%	0.90%	1.05%
Allowance for loan losses to total loans	1.17%	1.19%	1.19%	1.25%	1.29%
Net charge-offs to average loans (annualized):
Quarter-to-date	0.07%	0.07%	0.23%	0.20%	0.10%
Year-to-date	0.07%	0.07%	0.16%	0.13%	0.10%
Allowance for loan losses to non-performing loans	132.41%	121.30%	99.70%	92.95%	84.02%
Loans 30-89 days past due to total loans	0.19%	0.15%	0.18%	0.38%	0.23%

Reconciliation of non-GAAP to GAAP Financial Measures

Efficiency Ratio:
	For the Three Months Ended			For the Six Months Ended
(In thousands)	June 30, 2015	March 31, 2015	June 30, 2014	June 30, 2015	June 30, 2014
Non-interest expense, as presented	$16,157	$16,801	$15,792	$32,958	$30,917
Less: merger and acquisition costs	128	735	—	863	—
Adjusted non-interest expense	$16,029	$16,066	$15,792	$32,095	$30,917
Net interest income, as presented	$20,635	$19,434	$19,243	$40,069	$37,651
Add: effect of tax-exempt income(1)	410	346	214	756	411
Non-interest income, as presented	6,310	6,147	6,509	12,457	12,196
Less: net gain on sale of securities	—	—	285	—	451
Adjusted net interest income plus non-interest income	$27,355	$25,927	$25,681	$53,282	$49,807
Non-GAAP efficiency ratio	58.60%	61.97%	61.49%	60.24%	62.07%
GAAP efficiency ratio	59.96%	65.68%	61.32%	62.75%	62.02%
(1) Assumed 35.0% tax rate.

Tax-Equivalent Net Interest Income:
	For the Three Months Ended			For the Six Months Ended
(In thousands)	June 30, 2015	March 31, 2015	June 30, 2014	June 30, 2015	June 30, 2014
Net interest income, as presented	$20,635	$19,434	$19,243	$40,069	$37,651
Add: effect of tax-exempt income(1)	410	346	214	756	411
Net interest income, tax equivalent	$21,045	$19,780	$19,457	$40,825	$38,062
(1) Assumed 35.0% tax rate.

Tangible Book Value Per Share and Tangible Equity to Tangible Assets:
(In thousands, except number of shares and per share data)
Tangible Book Value Per Share:	June 30, 2015	March 31, 2015	June 30, 2014
Shareholders' equity, as presented	$254,540	$251,799	$237,720
Less: goodwill and other intangible assets	47,596	47,884	48,745
Tangible equity	$206,944	$203,915	$188,975
Shares outstanding at period end	7,449,645	7,438,929	7,421,445
Tangible book value per share	$27.78	$27.41	$25.46
Book value per share	$34.17	$33.85	$32.03
Tangible Equity to Tangible Assets:
Total assets	$2,837,921	$2,811,204	$2,691,706
Less: goodwill and other intangibles	47,596	47,884	48,745
Tangible assets	$2,790,325	$2,763,320	$2,642,961
Tangible equity to tangible assets	7.42%	7.38%	7.15%
Shareholders' equity to total assets	8.97%	8.96%	8.83%

Core Operating Earnings, Core Basic and Diluted EPS, Core Return on Average Assets, and Core Return on Average Equity:
	For the Three Months Ended			For the Six Months Ended
(In thousands, except per share data)	June 30, 2015	March 31, 2015	June 30, 2014	June 30, 2015	June 30, 2014
Core Operating Earnings:
Net income, as presented	$7,193	$5,611	$6,316	$12,804	$12,031
Merger and acquisition costs, net of tax(1)	115	653	—	768	—
Gains on sale of securities, net of tax(2)	—	—	(185)	—	(293)
Core operating earnings	$7,308	$6,264	$6,131	$13,572	$11,738
Core Basic EPS:
Basic EPS, as presented	$0.97	$0.75	$0.85	$1.72	$1.60
Non-core transactions impact	0.01	0.09	(0.02)	0.10	(0.04)
Core basic EPS	$0.98	$0.84	$0.83	$1.82	$1.56
Core Diluted EPS:
Diluted EPS, as presented	$0.96	$0.75	$0.85	$1.71	$1.60
Non-core transactions impact	0.01	0.09	(0.02)	0.10	(0.04)
Core diluted EPS	$0.97	$0.84	$0.83	$1.81	$1.56
Core Return on Average Assets:
Return on average assets, as presented	1.02%	0.82%	0.95%	0.92%	0.92%
Non-core transactions impact	0.02%	0.09%	(0.03)%	0.06%	(0.02)%
Core return on average assets	1.04%	0.91%	0.92%	0.98%	0.90%
Core Return on Average Equity:
Return on average equity, as presented	11.35%	9.19%	10.92%	10.29%	10.45%
Non-core transactions impact	0.18%	1.06%	(0.32)%	0.61%	(0.26)%
Core return on average equity	11.53%	10.25%	10.60%	10.90%	10.19%
(1) Assumed 35.0% tax rate for deductible expenses.
(2) Assumed 35.0% tax rate.

Core Return on Average Tangible Equity:
	For the Three Months Ended			For the Six Months Ended
(In thousands)	June 30, 2015	March 31, 2015	June 30, 2014	June 30, 2015	June 30, 2014
Net income, as presented	$7,193	$5,611	$6,316	$12,804	$12,031
Amortization of intangible assets, net of tax(1)	187	187	187	373	373
Merger and acquisition costs, net of tax(2)	115	653	—	768	—
Gains on sale of securities, net of tax(1)	—	—	(185)	—	(293)
Core tangible operating earnings	$7,495	$6,451	$6,318	$13,945	$12,111
Average equity	$254,255	$247,732	$231,949	$251,011	$232,243
Less: average goodwill and other intangible assets	47,733	48,017	48,880	47,875	49,023
Average tangible equity	$206,522	$199,715	$183,069	$203,136	$183,220
Core return on average tangible equity	14.56%	13.10%	13.84%	13.84%	13.33%
Return on average equity	11.35%	9.19%	10.92%	10.29%	10.45%
(1) Assumed 35.0% tax rate.
(2) Assumed 35.0% tax rate for deductible expenses.

CONTACT: Michael R. Archer, Vice President, Corporate Controller, Camden National Corporation, (800) 860-8821, marcher@camdennational.com